8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual General Meeting to be held on May 7, 2018 01E3SC This Form of Proxy is solicited by and on behalf of the management of Alamos Gold Inc. (“Management”). Fold Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has speciﬁ ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identiﬁ ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 4:00 pm (Toronto Time) on May 3, 2018. CONTROL NUMBER Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free 123456789012345 Holder Account Number Security Class

2 4 7 6 0 7 01E3TD Fold Fold A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting. If you are not mailing back your proxy, you may register online to receive the above ﬁ nancial report(s) by mail at www.computershare.com/mailinglist. Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY DateSignature(s) 01. Mark J. Daniel For Withhold 04. David Gower For Withhold 05. Claire M. Kennedy 03. David Fleck For Withhold 06. John A. McCluskey 2. Appointment of Auditors Appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the directors to ﬁ x their remuneration. For Withhold 3. Executive Compensation To consider, and if deemed advisable, pass a resolution to approve an advisory resolution on the Company’s approach to executive compensation. For Against 07. Paul J. Murphy 08. Ronald E. Smith 09. Kenneth Stowe 1. Election of Directors I/We, being holder(s) of Alamos Gold Inc. hereby appoint: Paul J. Murphy, Chair, or failing him, John A. McCluskey, President and Chief Executive Ofﬁ cer Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees ﬁ t) and all other matters that may properly come before the Annual General Meeting of Shareholders of Alamos Gold Inc. (the “Company”) to be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Monday, May 7, 2018 at 4:00 pm (Toronto Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 02 Elaine Ellingham C1234567890 XXX 123 MR SAM SAMPLE G A M Q 999999999999X X X X